SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 August 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 29 July 2011
99.2	Blocklisting Application dated 8 August 2011
99.3	Board Appointment dated 9 August 2011

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 29 July 2011, InterContinental Hotels Group PLC's issued share capital consists of 290,291,601 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is
290,291,601
.

The above figure, 290,291,601, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
29 July 2011

Exhibit No: 99.2

8 August 2011

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 160,000 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

George Turner
General Counsel and Company Secretary
8 August 2011

Exhibit No: 99.3

IHG PLC
BOARD APPOINTMENT

9 August 2011 - IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] today announces the appointment of Tracy Robbins, Executive Vice President Global Human Resources and Group Operations Support, to the Board as an Executive Director, effective immediately.

Tracy joined IHG as an Executive Committee member in December 2005, taking responsibility for global talent management, leadership development, employee reward strategy and implementation. In 2010 she assumed responsibility for Group Operations Support, driving operational best practice across the business and she continues in this expanded role.

Commenting on her appointment, David Webster, IHG's non-executive Chairman, said:
"Our ability to attract, develop and retain top talent across the business is increasingly important as we implement our ambitious expansion plans. With over 335,000 people working in our hotels around the world and the need to recruit a further 160,000 as we open new hotels over the next three to four years, our people agenda plays a major role in our growth strategy. Tracy is an outstanding executive and her role is central to our strategy. I am delighted to welcome her to the Board."

Richard Solomons, Chief Executive of IHG, added:
"Operating in a service based industry, our people lie at the heart of delivering great guest experiences. Tracy has transformed how we think about this over the last six years and her appointment to the Board is recognition of the importance of our people to our success."

Note
No information is required to be disclosed pursuant to LR 9.6.13R (1) (2) (3) (4) (5) and (6) in respect of this appointment.

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton): +44 (0) 1895 512 176

Media Enquiries (Leslie McGibbon: Kari Kerr): +44 (0) 1895 512 426

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

Tracy Robbins - Biography
Tracy Robbins joined IHG in 2005 as Executive Vice President, Global Human Resources. In 2010 she assumed additional accountability for Group Operations Support, and in 2011 she was promoted to the IHG Board. Her role includes global talent management, leadership development, employee engagement, employee reward and driving operational best practice across the business.

Tracy has over 25 years experience in global human resources and leadership development. Prior to joining IHG, she was Group Human Resources Leadership & Development Director at Compass Group PLC, where she developed and implemented a global culture change programme across 450,000 employees, 170 different companies and 95 countries. Before Compass, she was Group Human Resources and Quality Director of Forte Hotels Group where she managed the people strategy for the merger, demerger and auction process. She also spent seven years at Tesco as a Retail Human Resources Manager where she implemented a culture change and restructuring strategy across 150 stores.

Tracy holds a Master of Science degree with distinction in Business Leadership from Revans University and a Bachelor Degree (Honours) in Home Economics Food Science and Nutrition from Leeds University. Tracy received industry recognition from Personnel Today as HR Director of the Year in 2010 for her contribution to IHG's business strategy.

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® . IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with almost 60 million members worldwide.
IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 656,000 guest rooms in 100 countries and territories around the world
IHG has more than 1,100 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media , Twitter www.twitter.com/ihgplc  or YouTube http://www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 August 2011